FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending January 14, 2005

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: January 14, 2005                                          By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                       Director's Interests



I give below details of changes in interests in the Ordinary Shares and American Depositary Receipts (ADRs) of GlaxoSmithKline plc in respect of the under-mentioned directors:-


Dr J P Garnier                       The Administrators of the
                                     GlaxoSmithKline Performance Share Plan
                                     notified the Company and Dr Garnier on 13
                                     January 2005 that his interest had
                                     notionally increased by 1,703.863 ADRs at a price of $44.15 per ADR following the notional re-investment of the dividend paid to shareholders on 06 January 2005.

Dr T Yamada                          The Administrators of the
                                     GlaxoSmithKline Performance Share Plan
                                     notified the Company and Dr Yamada on 13
                                     January 2005 that his interest had
                                     notionally increased by 511.159 ADRs at a price of $44.15 per ADR following the notional re-investment of the dividend paid to shareholders on 06 January 2005.

Mr J D Coombe                        The Administrators of the  GlaxoSmithKline
                                     Performance Share Plan notified  the
                                     Company  and Mr Coombe on 13  January  2005
                                     that his interest had notionally
                                     increased by 1,036.225 Ordinary Shares at a price of (pound)11.93 per Ordinary
                                     Share  following  the  notional
                                     re-investment  of the dividend paid to
                                     shareholders  on 06 January 2005.


The notional dividends accrued will be paid out in proportion to the percentage of participants' Performance Share Plan holdings that vest following the end of the relevant three year measurement period.

S M Bicknell
Company Secretary

14 January 2005